UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934*
(Amendment No. 3)

RigNet, Inc.
(Name of Issuer)

Common Stock, par value $0.001 per share
(Title of Class of Securities)

766582100
(CUSIP Number)

David J. Sorkin, Esq.
Kohlberg Kravis Roberts & Co. L.P.
9 West 57th Street, Suite 4200
New York, NY 10019
(212) 750-8300
(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

December 20, 2020
(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of ss.ss. 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box: ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13D

CUSIP No. 766582100

1	NAMES OF REPORTING PERSONS
Digital Oilfield Investments LP

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☐
			(b)	☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
OO

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
Cayman Islands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
5,000,254

	8	SHARED VOTING POWER
0

	9	SOLE DISPOSITIVE POWER
5,000,254

	10	SHARED DISPOSITIVE POWER
0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
5,000,254

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
24.3%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
PN

SCHEDULE 13D

CUSIP No. 766582100

1	NAMES OF REPORTING PERSONS
Digital Oilfield Investments GP Limited

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☐
			(b)	☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
OO

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
Cayman Islands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
5,000,254

	8	SHARED VOTING POWER
0

	9	SOLE DISPOSITIVE POWER
5,000,254

	10	SHARED DISPOSITIVE POWER
0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
5,000,254

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
24.3%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
CO

SCHEDULE 13D

CUSIP No. 766582100

1	NAMES OF REPORTING PERSONS
KKR European Fund III, Limited Partnership

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☐
			(b)	☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
OO

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
Cayman Islands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
5,000,254

	8	SHARED VOTING POWER
0

	9	SOLE DISPOSITIVE POWER
5,000,254

	10	SHARED DISPOSITIVE POWER
0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
5,000,254

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
24.3%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
PN

SCHEDULE 13D

CUSIP No. 766582100

1	NAMES OF REPORTING PERSONS
KKR Associates Europe III, Limited Partnership

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☐
			(b)	☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
OO

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
Cayman Islands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
5,000,254

	8	SHARED VOTING POWER
0

	9	SOLE DISPOSITIVE POWER
5,000,254

	10	SHARED DISPOSITIVE POWER
0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
5,000,254

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
24.3%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
PN

SCHEDULE 13D

CUSIP No. 766582100

1	NAMES OF REPORTING PERSONS
KKR Europe III Limited

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☐
			(b)	☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
OO

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
Cayman Islands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
5,000,254

	8	SHARED VOTING POWER
0

	9	SOLE DISPOSITIVE POWER
5,000,254

	10	SHARED DISPOSITIVE POWER
0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
5,000,254

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
24.3%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
CO

SCHEDULE 13D

CUSIP No. 766582100

1	NAMES OF REPORTING PERSONS
KKR Group Partnership L.P.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☐
			(b)	☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
OO

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
Cayman Islands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
5,000,254

	8	SHARED VOTING POWER
0

	9	SOLE DISPOSITIVE POWER
5,000,254

	10	SHARED DISPOSITIVE POWER
0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
5,000,254

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
24.3%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
PN

SCHEDULE 13D

CUSIP No. 766582100

1	NAMES OF REPORTING PERSONS
KKR Group Holdings Corp.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☐
			(b)	☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
OO

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
5,000,254

	8	SHARED VOTING POWER
0

	9	SOLE DISPOSITIVE POWER
5,000,254

	10	SHARED DISPOSITIVE POWER
0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
5,000,254

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
24.3%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
CO

SCHEDULE 13D

CUSIP No. 766582100

1	NAMES OF REPORTING PERSONS
KKR & Co. Inc.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☐
			(b)	☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
OO

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
5,000,254

	8	SHARED VOTING POWER
0

	9	SOLE DISPOSITIVE POWER
5,000,254

	10	SHARED DISPOSITIVE POWER
0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
5,000,254

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
24.3%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
CO

SCHEDULE 13D

CUSIP No. 766582100

1	NAMES OF REPORTING PERSONS
KKR Management LLP

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☐
			(b)	☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
OO

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
5,000,254

	8	SHARED VOTING POWER
0

	9	SOLE DISPOSITIVE POWER
5,000,254

	10	SHARED DISPOSITIVE POWER
0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
5,000,254

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
24.3%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
PN

SCHEDULE 13D

CUSIP No. 766582100

1	NAMES OF REPORTING PERSONS
Henry R. Kravis

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☐
			(b)	☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
OO

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
0

	8	SHARED VOTING POWER
5,000,254

	9	SOLE DISPOSITIVE POWER
0

	10	SHARED DISPOSITIVE POWER
5,000,254

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
5,000,254

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
24.3%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
IN

SCHEDULE 13D

CUSIP No. 766582100

1	NAMES OF REPORTING PERSONS
George R. Roberts

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☐
			(b)	☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
OO

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
0

	8	SHARED VOTING POWER
5,000,254

	9	SOLE DISPOSITIVE POWER
0

	10	SHARED DISPOSITIVE POWER
5,000,254

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
5,000,254

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
24.3%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
IN

This Amendment No. 3 supplements and amends the Schedule 13D filed on September 23, 2013 by the Reporting Persons (as defined below), as amended by Amendment No. 1 to the Schedule 13D filed on September 26, 2013, as amended by Amendment No. 2 to the Schedule 13D filed on August 30, 2018 (as so amended, the “Schedule 13D”), relating to the common stock, par value $0.001 per share (“Common Stock”), of RigNet, Inc., a Delaware corporation (the “Issuer”).  This Amendment No. 3 reflects, among other things, in connection with an internal reorganization that became effective on January 1, 2020 (the “KKR Reorganization”), the removal of KKR Fund Holdings GP Limited as a Reporting Person on this Schedule 13D as a result of its dissolution and the renaming of KKR Fund Holdings L.P. as KKR Group Partnership L.P. The KKR Reorganization did not involve any purchase or sale of securities of the Issuer.  Each Item below amends and supplements the information disclosed under the corresponding Item of the Schedule 13D.  Except as specifically provided herein, this Amendment No. 3 does not modify any of the information previously reported in the Schedule 13D.  Unless otherwise indicated herein, capitalized terms used but not defined in this Amendment No. 3 shall have the same meanings herein as are ascribed to such terms in the Schedule 13D.

Item 2.	Identity and Background.

Item 2 of the Schedule 13D is hereby amended and restated as follows:

(a), (f)	This Schedule 13D is being filed pursuant to Rule 13d-1(a) under the Securities Exchange Act of 1934, as amended (the “1934 Act”), by:

(i)	Digital Oilfield Investments LP, a Cayman Islands exempted limited partnership (“Digital Investments LP”);
(ii)	Digital Oilfield Investments GP Limited, a Cayman Islands limited company (“Digital Investments GP”);
(iii)	KKR European Fund III, Limited Partnership, a Cayman Islands exempted limited partnership (“KKR European Fund III”);
(iv)	KKR Associates Europe III, Limited Partnership, a Cayman Islands exempted limited partnership (“KKR Associates Europe III”);
(v)	KKR Europe III Limited, a Cayman Islands limited company (“KKR Europe III”);
(vi)	KKR Group Partnership L.P., a Cayman Islands exempted limited partnership (“KKR Group Partnership”);
(vii)	KKR Group Holdings Corp., a Delaware corporation (“KKR Group Holdings”);
(viii)	KKR & Co. Inc., a Delaware corporation (“KKR & Co.”);
(ix)	KKR Management LLP, a Delaware limited liability partnership (“KKR Management”);
(x)	Henry R. Kravis, a United States citizen; and
(xi)	George R. Roberts, a United States citizen (the persons and entities listed in items (i) through (xi) are collectively referred to herein as the “Reporting Persons”).

Digital Investments GP is the general partner of Digital Investments LP. KKR European Fund III is the sole shareholder of Digital Investments GP. KKR Associates Europe III is the general partner of KKR European Fund III and KKR Europe III is the general partner of KKR Associates Europe III.  KKR Group Partnership is the sole shareholder of KKR Europe III.  KKR Group Holdings is the general partner of KKR Group Partnership.  KKR & Co. is the sole shareholder of KKR Group Holdings.  KKR Management is the Series I preferred stockholder of KKR & Co.  Messrs. Henry R. Kravis and George R. Roberts are the founding partners of KKR Management.

The directors of Digital Investments GP are Mattia Caprioli and Robert Lewin.  Each of Messrs. Kravis, Roberts, Lewin and David J. Sorkin is a director of KKR Europe III.  Each of Messrs. Scott Nuttall, Joseph Bae, Lewin and Sorkin is a director of KKR Group Holdings. The executive officers of KKR Group Holdings and KKR & Co. are Messrs. Kravis, Roberts, Nuttall, Bae, Lewin and Sorkin. The directors of KKR & Co. are listed on Annex A attached hereto, which is incorporated herein by reference.

Each of Messrs. Nuttall, Bae and Sorkin is a United States citizen.  Mr. Lewin is a Canadian citizen.  Mr. Caprioli is an Italian citizen.

(b)
The address of the business office of each of the Reporting Persons, except for Mr. Roberts, and Messrs. Nuttall, Bae, Lewin and Sorkin and the other individuals named in this Item 2, except for Mr. Caprioli, is:

c/o Kohlberg Kravis Roberts & Co. L.P.
9 West 57th Street, Suite 4200
New York, NY 10019

The address of the principal business office of Mr. Roberts is:

c/o Kohlberg Kravis Roberts & Co. L.P.
2800 Sand Hill Road, Suite 200
Menlo Park, CA 94025

The address of the principal business office of Mr. Caprioli is:

c/o Kohlberg Kravis Roberts & Co. Partners LLP
Stirling Square, 7 Carlton Gardens,
London, SW1Y 5AD, England

(c)	Each of Digital Investments LP and Digital Investments GP is formed solely for the purpose of investing in the Issuer.

KKR European Fund III is principally engaged in the business of investing in other companies. Each of KKR Associates Europe III and KKR Europe III is principally engaged in the business of managing KKR European Fund III.

Each of KKR Group Partnership, KKR Group Holdings, KKR & Co. and KKR Management is principally engaged as a holding company for the subsidiaries engaged in the investment management business.

The present principal occupation or employment of each of Messrs. Kravis, Roberts, Nuttal, Bae, Lewin, Sorkin and Caprioli is as an executive of Kohlberg Kravis Roberts & Co. L.P. (“KKR”) and/or one or more of its affiliates. The present principal occupation of each of the other individuals named in Item 2 is listed on Annex A.

(d)
During the last five years, none of the Reporting Persons or, to the best knowledge of the Reporting Persons, any of the other persons named in this Item 2, has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e)
During the last five years, none of the Reporting Persons or, to the best knowledge of the Reporting Persons, any of the other persons named in this Item 2, has been party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding were or are subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3.	Source and Amount of Funds or Other Consideration.

Item 3 of the Schedule 13D is hereby supplemented by the following:

Digital Investments LP purchased an additional 32,015 shares of Common Stock for an aggregate purchase price of approximately $511,072 since the filing of Amendment No. 2 to this Schedule 13D.

The funds used to purchase the securities described herein were provided from general funds available to the Reporting Persons and the applicable subsidiaries and affiliates thereof, including capital contributions from investors.

Item 4.	Purpose of Transaction.

Item 4 of the Schedule 13D is hereby supplemented by the following:

The information set forth in Item 6 of this Schedule 13D is hereby incorporated by reference in this Item 4.

Item 5.	Interest in Securities of the Issuer.

Item 5 of the Schedule 13D is hereby amended and restated in its entirety as follows:

The information set forth on the cover pages of this Schedule 13D is incorporated herein by reference.

(a) and (b). As of the date hereof, the Reporting Persons beneficially owned an aggregate of 5,000,254 shares of Common Stock representing approximately 24.3% of the outstanding shares of Common Stock.  The percentage of beneficial ownership in this Schedule 13D is based on 20,559,781 shares of Common Stock outstanding as of October 31, 2020, as reported in the Issuer’s Quarterly Report on Form 10-Q, filed with the Securities and Exchange Commission on November 6, 2020.

Each of Digital Investments GP (as the general partner of Digital Investments LP), KKR European Fund III (as the sole shareholder of Digital Investments GP), KKR Associates Europe III (as the general partner of KKR European Fund III), KKR Europe III (as the general partner of KKR Associates Europe III), KKR Group Partnership (as the sole shareholder of KKR Europe III), KKR Group Holdings (as the general partner of KKR Group Partnership), KKR & Co. (as the sole shareholder of KKR Group Holdings), KKR Management (as the Series I preferred stockholder of KKR & Co.), and Messrs. Henry R. Kravis and George R. Roberts (as the founding partners of KKR Management), may be deemed to be the beneficial owner of the securities held directly by Digital Investments LP, and each disclaims beneficial ownership of the securities.

To the best knowledge of the Reporting Persons, none of the individuals named in Item 2 beneficially owns any shares of Common Stock except as described herein.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

Item 6 of the Schedule 13D is hereby supplemented by the following:

On December 20, 2020, the Issuer entered into an Agreement and Plan of Merger (the “Merger Agreement”), by and among the Issuer, Viasat, Inc. (“Viasat”), and Royal Acquisition Sub, Inc., a wholly owned subsidiary of Viasat (“Acquisition Sub”). Upon the terms and subject to the conditions set forth in the Merger Agreement, Acquisition Sub will merge with and into the Issuer (the “Merger”), with the Issuer continuing as the surviving entity and a wholly owned subsidiary of Viasat.

As a condition and inducement to Viasat’s willingness to enter into the Merger Agreement, contemporaneously with the execution of the Merger Agreement, Viasat and Digital Investments LP entered into a support agreement (the “Support Agreement”). Pursuant to the Support Agreement, Digital Investments LP agreed to, among other things, vote all of its shares in the Issuer that it owns as of the record date for the Issuer stockholder meeting (i) in favor of the adoption of the Merger Agreement, (ii) against any acquisition proposal, and (iii) against any proposal, action or agreement that would reasonably be expected to impede, interfere with, delay or postpone, prevent or otherwise impair the Merger or the other transactions contemplated by the Merger Agreement.  The Support Agreement also prohibits Digital Investments LP from transferring any shares of Common Stock it holds other than to one of its affiliates until the earlier of (x) the receipt of the required vote of the Issuer’s stockholders to adopt the Merger Agreement and (y) the termination of the Support Agreement.

The Support Agreement will terminate upon the earliest of (a) the mutual agreement of Viasat and Digital Investments LP, (b) the effective time of the Merger and (c) the termination of the Merger Agreement in accordance with its terms.

The description herein of the terms and conditions of the Support Agreement does not purport to be complete and is qualified in its entirety by reference to the full text of the Support Agreement, included as Exhibit I, which is incorporated herein by reference.

Item 7.	Materials to be Filed as Exhibits.

Item 7 of the Schedule 13D is hereby amended by adding the following at the end thereof:

Exhibit No.	Description

Exhibit H	Power of Attorney for Robert H. Lewin

Exhibit I	Support Agreement between Digital Oilfield Investments LP and Viasat, Inc., dated as of December 20, 2020.

SIGNATURES

After reasonable inquiry and to the best of its or his knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: December 28, 2020

DIGITAL OILFIELD INVESTMENTS LP

By:	Digital Oilfield Investments GP Limited, its general partner

By:	/s/ Terence P. Gallagher
Name: Terence P. Gallagher
Title: Attorney-in-fact for Robert H. Lewin, Director

DIGITAL OILFIELD INVESTMENTS GP LIMITED

By:	/s/ Terence P. Gallagher
Name: Terence P. Gallagher
Title: Attorney-in-fact for Robert H. Lewin, Director

KKR EUROPEAN FUND III, LIMITED PARTNERSHIP

By:	KKR Associates Europe III, Limited Partnership, its general partner

By:	KKR Europe III Limited, its general partner

By:	/s/ Terence P. Gallagher
Name: Terence P. Gallagher
Title: Attorney-in-fact for Robert H. Lewin, Director

KKR ASSOCIATES EUROPE III, LIMITED PARTNERSHIP

By:	KKR Europe III Limited, its general partner

By:	/s/ Terence P. Gallagher
Name: Terence P. Gallagher
Title: Attorney-in-fact for Robert H. Lewin, Director

KKR EUROPE III LIMITED

By:	/s/ Terence P. Gallagher
Name: Terence P. Gallagher
Title: Attorney-in-fact for Robert H. Lewin, Director

KKR GROUP PARTNERSHIP L.P.

By:	KKR Group Holdings Corp., its general partner

By:	/s/ Terence P. Gallagher
Name: Terence P. Gallagher
Title: Attorney-in-fact for Robert H. Lewin, Chief Financial Officer

KKR GROUP HOLDINGS CORP.

By:	/s/ Terence P. Gallagher
Name: Terence P. Gallagher
Title: Attorney-in-fact for Robert H. Lewin, Chief Financial Officer

KKR & CO. INC.

By:	/s/ Terence P. Gallagher
Name: Terence P. Gallagher
Title: Attorney-in-fact for Robert H. Lewin, Chief Financial Officer

KKR MANAGEMENT LLP

By:	/s/ Terence P. Gallagher
Name: Terence P. Gallagher
Title: Attorney-in-fact for Robert H. Lewin, Chief Financial Officer

HENRY R. KRAVIS

By:	/s/ Terence P. Gallagher
Name: Terence P. Gallagher
Title: Attorney-in-fact

GEORGE R. ROBERTS

By:	/s/ Terence P. Gallagher
Name: Terence P. Gallagher
Title: Attorney-in-fact

Annex A

Directors of KKR & Co. Inc.

The following sets forth the name and principal occupation of each of the directors of KKR & Co. Inc. Each of such persons is a citizen of the United States other than Xavier Niel, who is a citizen of France.

Name	Principal Occupation

Henry R. Kravis	Co-Chief Executive Officer, Co-Chairman of KKR & Co. Inc.
George R. Roberts	Co-Chief Executive Officer, Co-Chairman of KKR & Co. Inc.
Joseph Y. Bae	Co-President, Co-Chief Operating Officer of KKR & Co. Inc.
Scott C. Nuttall	Co-President, Co-Chief Operating Officer of KKR & Co. Inc.
Mary N. Dillon	Chief Executive Officer of Ulta Beauty, Inc.
David C. Drummond	Former Senior Vice President, Corporate Development, Chief Legal Officer and Secretary of Alphabet Inc.
Joseph A. Grundfest	William A. Franke Professor of Law and Business of Stanford Law School
John B. Hess	Chief Executive Officer of Hess Corporation
Xavier Niel	Founder, Deputy Chairman of the Board and Chief Strategy Officer of Iliad SA
Patricia F. Russo	Retired, Former Chief Executive Officer of Alcatel-Lucent
Thomas M. Schoewe	Retired, Former Executive Vice President and Chief Financial Officer of Wal-Mart Stores, Inc.
Robert W. Scully	Retired, Former Member, Office of the Chairman of Morgan Stanley

EXHIBIT LIST

The Exhibit Index is hereby amended by adding the following at the end thereof:

Exhibit No.	Description

Exhibit H	Power of Attorney for Robert H. Lewin

Exhibit I	Support Agreement between Digital Oilfield Investments LP and Viasat, Inc., dated as of December 20, 2020.